

Maceo Greenberg
Take Me to Tarzana LLC
1917 Rodney Dr. #203
Los Angeles, CA 90027

Re: "Take Me to Tarzana"

February 18, 2019

Dear Mr. Greenberg:

This letter signifies Leomark Studios' interest in representing your feature film currently titled "Take Me to Tarzana" for distribution in the United States and foreign markets.

Having read the script and reviewed your business plan, we are confident that "Take Me to Tarzana" will be a great entry into the millennial comedy market. Reminiscent of box office darlings like "Swingers" and "Garden State," with subtextual commentary that speaks to today's headlines about social media, the script offers memorable characters and a story line that will keep us engaged and guessing. We are impressed also with the team you have assembled and your practical approach to bringing the greatest value to the screen.

As you know, Leomark Studios is a production and distribution company based in Los Angeles, with a combination of direct distribution and strategic partnerships serving virtually all platforms, from theatrical release to television to Video-on-Demand, both domestically and abroad. Once funding is in place, we would be happy to sign a formal distribution agreement with you and discuss a release strategy for "Take Me to Tarzana."

Sincerely,

Maria Collis
Partner
Leomark Studios
macollis@leomarkstudios.com
818-645-8924